[Letterhead of Rogers & Hardin LLP]

WRITER’S DIRECT DIAL NUMBER
(404) 420-4646
WRITER’S E-MAIL ADDRESS
LAG@RH-LAW.COM

June 2, 2006
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Barbara C. Jacobs, Esq.

Re:	Verso Technologies, Inc.
Registration Statement on Form S-3/A
Filed April 19, 2006
File No. 333-127817

Registration Statement on Form S-3/A
Filed April 19, 2006
File No. 333-126223

Registration Statement on Form S-3
Filed April 19, 2006
File No. 333-133373
Ladies and Gentlemen:
     On behalf of Verso Technologies, Inc. (the “Company”) and in accordance with Rule 472(a) under the Securities Act of 1933, as amended, we transmit herewith for filing the following: (i) a conformed copy of the Company’s Amendment No. 2 to its Registration Statement on Form S-3/A (No. 333-127817), including all exhibits thereto; (ii) a conformed copy of the Company’s Amendment No. 3 to its Registration Statement on Form S-3/A (No. 333-126223), including all exhibits thereto; and (iii) a conformed copy of the Company’s Amendment No. 1 to its Registration Statement on Form S-3/A (No. 333-133373), including all exhibits thereto (collectively, the “Amendments” and, collectively, the registration statements to which the Amendments relate, the “Registration Statements”). Each Amendment has been marked to show the changes effected to the related Registration Statement in accordance with Rule 310 of Regulation S-T.

Securities and Exchange Commission
June 2, 2006

     The Amendments are being filed with the Commission primarily in response to comments of the Staff contained in the letter from Barbara C. Jacobs to Juliet M. Reising dated May 15, 2006. For the Staff’s convenience, the numbered paragraphs below correspond to the paragraph numbers in the Staff’s May 15, 2006 comment letter.
Registration Statement on Form S-3 and Forms S-3/A
     1. As requested by the Staff, the prospectus cover page of each Registration Statement has been revised to disclose the specific registration numbers of the Company’s concurrent offerings and to clearly state the number of shares currently being offered thereunder.
     2. As requested by the Staff, the section “Where You Can Find More Information” of each Registration Statement has been revised to include all filings that are required to be incorporated by reference.
     3. As requested by the Staff, each Registration Statement includes as an exhibit thereto a more recently dated legal opinion.
     Any comments or questions regarding this letter or any of the Amendments should be directed to the undersigned at Rogers & Hardin LLP, 2700 International Tower, 229 Peachtree Street, N.E., Atlanta, Georgia 30303, telephone (404) 420-4646, facsimile (404) 525-2224. We appreciate your prompt attention to this matter.

Sincerely,

Lori A. Gelchion

/s/ Lori A. Gelchion

cc:	Adam Halper, Esq.
Sara Kalin, Esq.